05050062

24-10109

United States
Securities and Exchange Commission
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Loans4Less.com, Inc.
(Exact name of Issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steven M. Hershman
210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6163	33-0869883
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Issuer's Directors:	Steven M. Hershman 210 Avenue I Suites E and F Redondo Beach, California 90277
	Julia Leah Greenfield 210 Avenue I Suites E and F Redondo Beach, California 90277
	Martin W. Genis 210 Avenue I Suites E and F Redondo Beach, California 90277
	Deborah Zito 210 Avenue I Suites E and F Redondo Beach, California 90277
	Andrea Dobrick 210 Avenue I Suites E and F Redondo Beach, California 90277
	Daniela Haynie 210 Avenue I Suites E and F Redondo Beach, California 90277
Issuer's Officers:	
President/Treasurer Chairman of the Board	Steven M. Hershman 210 Avenue I Suites E and F Redondo Beach, California 90277
Secretary General Counsel	Julia Leah Greenfield 210 Avenue I Suites E and F Redondo Beach, California 90277

Executive Vice President	Martin W. Genis 210 Avenue I Suites E and F Redondo Beach, California 90277
Executive Vice President	Deborah Zito 210 Avenue I Suites E and F Redondo Beach, California 90277
Executive Vice President	Andrea Dobrick 210 Avenue I Suites E and F Redondo Beach, California 90277
Executive Vice President	Daniela Haynie 210 Avenue I Suites E and F Redondo Beach, California 90277

Record owners of 5% or more of any class of the Issuer's equity securities:

Shares Owned	Percentage of Outstanding Shares Before Offering	
25,000,000 21,500,000 (Convertible Preferred)	98.2%	Steven M. Hershman Chairman of the Board, President and Treasurer 210 Avenue I , Suites E and F Redondo Beach, California 90277 (Assuming exercise of convertible preferred stock)

Counsel to the issuer:

Lee W. Cassidy, Esq.
1504 R Street, N.W.
Washington, D.C. 20009
202/387-5400

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The offering does not involve the resale of securities by any affiliate of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

California, New York and United Kingdom and such other states and countries as the Company may determine.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On March 26, 2005, Loans4Less.com, Inc. issued 500,000 shares of its Series B 6.75% Convertible Preferred stock to the Steven M. Hershman Revocable Trust dated 6/3/04 for aggregate consideration of $250,000. Steven M. Hershman, president and a director of the Company, serves as the trustee for the Steven M. Hershman Revocable Trust dated 6/3/04.

On March 26, 2005, Loans4Less.com, Inc. issued 22,000 shares of its Series B 6.75% Convertible Preferred stock to Martin W. Genis, a director of the Company, in payment of outstanding accounts due to Martin W. Genis for an aggregate amount of $11,000.

On January 1, 2005, Loans4Less.com, Inc. issued 25,000,000 shares of its common stock to the sole shareholder of Union Discount Mortgage, Inc. in exchange for that shareholder's 100 outstanding shares of Union Discount Mortgage, Inc. Pursuant to this exchange, Union Discount Mortgage, Inc. became a wholly owned subsidiary of Loans4Less.com, Inc. At the time of the exchange, the sole shareholder of Union Discount Mortgage, Inc. was Steven M. Hershman Revocable Trust dated 6/3/04 for which Steven M. Hershman acts as trustee. Simultaneously, Loans4Less.com, Inc. redeemed and canceled the initial 1,000 shares of its common stock held by the Steven M. Hershman Revocable Trust dated 6/3/04.

On November 23, 2004 Loans4Less.com, Inc. authorized the issuance 860,000 shares of its common stock to employees and consultants for services rendered to it as follows:

Deborah Zito	140,000
Daniela Haynie	140,000
Andrea Dobrick	140,000
Justin Jasper	100,000
Martin Genis	50,000
Hannah Robertson	40,000
Julia Greenfield	30,000
Michael Harrison	20,000
Tiber Creek Corporation	200,000

On November 23, 2004 Loans4Less.com, Inc. issued 21,500,000 shares of its Series A Convertible preferred stock to Steven M. Hershman, its president and treasurer, for services rendered to it. Each preferred share is entitled to 10 votes on all matters on which it is entitled to vote and is convertible into one share of common stock at the election of the holder.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its officers and directors.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

An indication of interest form for this offering was sent by the issuer by electronic transmission to its clients. The indication of interest form requested that any client interested in participating in the offering return the form to the issuer.

PART II

OFFERING CIRCULAR
Model B

Dated ______________________

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

Loans4Less.com, Inc.

210 Avenue I, Suites E and F
Redondo Beach, California 90277
310/540-0157
(Address and telephone number of principal executive offices)

This offering consists of
a minimum of 3,000,000 shares of common stock at $.50 per share and
a maximum of 9,478,000 shares of common stock at $.50 per share and
522,000 shares of common stock underlying 522,000 shares of Series B 6.75% Convertible Preferred Stock

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Underwriting Discounts and Commissions (1)**	**Proceeds to Issuer or Other Persons**
Total Minimum (2)	$ 1,500,000	$ 0	$ 1,500,000
Total Maximum (2)	$ 4,739,000	$ 0	$ 4,739,000

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,895,600 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.

The minimum investment in the offering is 5,000 shares.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the offering statement.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

DESCRIPTION OF THE BUSINESS

Loans4Less.com, Inc. ("Loans4Less" or the "Company"), through its subsidiary Union Discount Mortgage, Inc., is an on-line mortgage broker which matches individuals and entities seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. The Company also has the ability to broker loans in the subprime marketplace. Union Discount Mortgage, Inc. began operations in 1993 and has operated profitably since inception.

The Company currently attracts potential borrowers through its Web site www.Loans4Less.com using 100% web-based marketing strategies. The Company intends to explore the future use of other forms of media advertising, such as television, radio and billboards.

The Company has entered into an exclusive arrangement with BrioRealty.com, an independent real estate operation licensed in several states. The arrangement provides the Company with a continuous supply of active borrowers through on-line access of BrioRealty.com's proprietary software system. This system was designed to assist purchase money clients to find available properties and a real estate agent representative. The Company's arrangement with BrioRealty.com initially includes four counties in California.

Potential borrowers begin the lending process with the Company on its Web site by completing a self-explanatory simple online pre-qualification form. The Company analyzes the data and develops a borrower profile. Using the lending criteria provided by potential lenders in the lending network, the Company matches the potential borrower with an appropriate lender.

The Company's goal is to offer the lowest deliverable rates and closing costs. The Company provides borrowers who have submitted a residential loan application and supporting documents with an "automatic rate float down" pursuant to its posted policy, which ensures that from the day closing documents are sent to escrow the quoted mortgage loan rate and/or points can be lowered but cannot be increased. The quoted rates are effective for 30 to 60 calendar days.

The Company's Web site also provides potential borrowers with important up-to-date information on current rates and points, a rate tracker, a mortgage calculator (to determine monthly costs) and closing costs, a mortgage glossary and links to other related Web sites including credit report information, home appraisal information, and financial markets.

Through its many and various wholesale lending institutions, the Company provides borrowers with a variety of financial options, some of which include: institutional portfolio loans such as cost of funds index, negative amortization adjustable rate mortgages, home equity lines of credit, home equity loans, money purchase combinations, first and second trust deed loans (generally up to 100% loan-to-value), sub-prime mortgage products and standard conforming and jumbo fixed and adjustable rate products competitively priced with Fannie Mae and Freddie Mac. The Company provides borrowers the option of obtaining a "zero point mortgage" (one without the costs of closing points) or obtaining a lower interest rate with costs of closing points.

The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with not only the lowest mortgage loan rate but the loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. The Company analyzes the potential borrower's needs, expectations and qualifications and ensures that all documentation is completed to meet a lender's criteria. The Company reviews its pool of lenders and the mortgage products offered by these lenders to find those lenders most suited to offering the potential borrower the best and most appropriate mortgage. The Company provides the borrower a clearinghouse for mortgages appropriate to their criteria. This relieves the borrower from the task of sifting through inappropriate mortgages often with confusing terms, hidden costs or high rates and provides the borrower with assurance of receiving the most competitive and appropriate mortgage.

The Company receives revenue from:

(i) real estate commissions from listing or selling properties through its real estate arm known as Platinum Properties;

(ii) loan transactions in which the lender pays the Company a disclosed yield spread premium (rebate pricing) at closing;

(iii) loan transactions in which the borrower pays the Company closing points; and

(iv) loan processing fees charged in excess of the lender administration fees.

There is a large pool of wholesale lending institutions competing to write residential mortgage loans and such competition provides an opportunity to obtain favorable loan terms. Loans4Less is able to sort through the many lenders and loan terms and provide the borrower-consumer with the best loan alternatives which allows the Company to update its Web site daily with competitively offered rates, fees, and points.

After it becomes public, the Company does not intend to engage in any active securities trading, but may from time to time purchase certain securities for strategic investment purposes, if the Company determines such purchases are appropriate.

Current Operations

The Company currently employs seven full-time persons at its headquarters in Redondo Beach, California.

On January 1, 2005, the Company effected a stock exchange for the acquisition of its affiliate, Union Discount Mortgage, Inc. Union Discount Mortgage, Inc. is a California corporation with one shareholder, the Steven M. Hershman Revocable Trust dated 6/3/04. Steven M. Hershman, the president, treasurer and a director of the Company is the president and sole director of Union Discount Mortgage, Inc.

Union Discount Mortgage, Inc. has been in the mortgage broker business since1993 and has been profitable each year since its inception. It is licensed as a mortgage broker with the Department of Real Estate in California, and as a mortgage lender/broker in Oregon, Colorado, Idaho and New Mexico. It's primary business is centered on the California residential mortgage market.

Union Discount Mortgage, Inc. is currently approved as a mortgage broker and has ongoing relationships with several main mortgage lenders and/or their subsidiaries, including, among others, Wells Fargo Home Mortgage, Inc., HSBC Mortgage Corp., Chase Manhattan Mortgage Corp., American Home Mortgage, Lehman Brothers (Aurora Loan Services), US Bank and Taylor, Bean & Whitaker Mortgage Corp. The Company has found from its past experience that the loans available through its existing pool of mortgage lenders are sufficient to allow the Company to offer its borrowers a variety of competitive mortgages.

Business Plan

The Company believes that it can achieve increased success from the advertising and brand building of its unique name (which is registered as a service mark) and by transforming its Web site into a major lending portal. The Company believes that the use of the Internet and secure online transactions in general will continue as an ever greater resource to consumers shopping for mortgages and similar financial services and will grow considerably in the future.

The Company owns certain intangible intellectual property rights in its federal service mark name, Loans4Less ® and its Internet domain names, Loans4Less.com and LoansforLess.com. The Company believes that its brand name can add significant value to the Company if the Company is successful in creating a nationwide market. In order to protect its brand name and federal service mark the Company has registered more than 40 similarly worded Internet domain names.

The Company also believes that its on-going established licensed operations and its growing database of clients will provide it with increasing significant intangible value. The Company anticipates that the following steps will allow it to achieve its goals:

1. Apply for and obtain new licenses in the United States, United Kingdom, European Union and other international markets either by joint venture, partnership, licensing, franchising, acting as a direct lender and/or broker or through acquisition.

2. Diversify its product mix by offering sub-prime mortgages, high yield mortgage notes, automobile loans, consumer installment loans, credit cards and unsecured personal loans. The Company believes this would increase revenues and offset a dependency on revenues solely from "A" paper mortgages, thereby reducing the risk of decreased revenues in times of rising interest rates and decreasing volume of refinancing transactions.

3. Institute targeted advertising executed on an incremental basis based upon the Company's presence in a market and its expectations for that market.

   The Company hopes that in the next two years it will

   * strategically expand and diversify its existing advertising exposure for its regular mortgage business currently serving five states,

   * set up Internet interactive media channel to advertise Loans4Less.com,

* obtain new licenses and/or already operational licenses with a view toward expanding market share in mortgages and diversify product mix in ten states,

* expand its real estate arm (d.b.a. Platinum Properties) and Listings4Less.com into real estate activities primarily in California, and

* hire new personnel to meet increased volume and demand for services.

The Company hopes that in subsequent years it will

* sustain and expand its existing operations and investigate the options regarding further expansion and acquisition, including the possibility of an equity offering,

* move to the OTC Bulletin Board or Nasdaq markets,

* increase efforts to raise awareness of the Company by consumers and the business community, and

* investigate and promote the Company to make it attractive for sale or merger with a medium or large financial institution.

DESCRIPTION OF PROPERTY

The Company and Union Discount Mortgage, Inc. share offices at 210 Avenue I, Suites E and F, Redondo Beach, California pursuant to a three-year lease commencing in March, 2003, at a monthly rent of approximately $3,714 for over 2300 square feet. The lease is renewable for an additional three years at the option of the Company at the current rental price plus a premium not to exceed the Consumer Price Index as of December 31, 2005. The Company intends to continue at this location and use it as its nationwide headquarters. The Company does not own any real property.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	AGE	Position
Steven M. Hershman	47	Chairman of the Board, President, Treasurer, Director
Julia Leah Greenfield	53	Secretary, Director, General Counsel
Martin W. Genis	47	Director, Executive Vice President
Deborah Zito	50	Director, Executive Vice President

Andrea Dobrick	40	Director, Executive Vice President
Daniela Haynie	35	Director, Executive Vice President

The Company's directors have been elected to serve until the next annual meeting of the stockholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's certificate of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies in the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Steven M. Hershman serves as president, treasurer and chairman of the board of the Company and has served as the president and sole director of Union Discount Mortgage, Inc., which he established in 1993. Since 1993, Mr. Hershman has devoted substantially all his efforts to the development of Union Discount Mortgage, Inc. which company serves as a mortgage broker primarily in the California residential mortgage market. Prior to 1993, Mr. Hershman worked in the mortgage loan business and securities market business. Mr. Hershman is a citizen of Great Britain and the United States. Mr. Hershman holds a California real estate broker license.

Julia Leah Greenfield, Esq. serves as secretary and a director of the Company. Ms. Greenfield has been a practicing attorney since 1976 representing several major savings banks and mortgage lenders, specializing in mortgage banking laws with an emphasis on origination, servicing, secondary market whole-loan sales, securitization of prime and subprime residential mortgage loans, Truth-In-Lending and regulatory compliance under federal and state law. Ms. Greenfield is a member of the State Bar of Pennsylvania, State Bar of California, American Bar Association . Ms. Greenfield received her Juris Doctorate in May 1976 from Villanova University School of Law, Villanova, Pennsylvania and her Bachelor of Arts (Phi Beta Kappa) in May, 1973 from State University of New York at Binghamton, Binghamton, New York.

Martin W. Genis, serves as a director and an executive vice president of the Company. Since 1998, Mr. Genis has been involved in the development of the Company's real estate division Platinum Properties having successfully represented various clients in estate property transactions. Since 1990, Mr. Genis has been licensed with the California Department of Real Estate and has been employed as a realty agent specializing in residential listings and purchases with the Jon Douglas Company, Los Angeles, California.

Deborah Zito, serves as a director and an executive vice president of the Company. Ms. Zito has worked with the Company since 2001. From 1994 to 2001, Ms. Zito served as a loan officer for Excel Funding, Inc., Torrance, California. From 1988 to 1994, Ms. Zito served as a loan officer for Baxter Financial Company, Torrance, California.

Andrea Dobrick, serves as a director and as an executive vice president and operations manager of the Company. Ms. Dobrick has worked with the Company since 2001. From 1998 to 2001, Ms. Dobrick served as a mortgage loan processor, assisting the broker and various loan officers at Excel Funding, Inc., Torrance, California. From 1993 to 1998, Ms. Dobrick worked at Crestwood Mortgage Inc., Torrance, California as a mortgage loan processor, assisting the broker and various Loan Officers. Ms. Dobrick is a licensed loan agent originating and closing loan transactions. Ms. Dobrick became a California license real estate broker in August, 2003 and currently serves as a California Department of Real Estate broker and officer of Union Discount Mortgage, Inc.

Daniela Haynie, serves as a director of the Company and an executive vice president underwriting manager and mortgage loan processor, assisting in the processing and closing of mortgage loan transactions. Ms. Haynie has worked with the Company since 2001. From 1996 to 2001, Ms. Haynie served as a mortgage loan underwriter assisting brokers and various loan officers in processing and closing mortgage loan transactions for Crestwood Mortgage Company, Torrance, California. Ms. Haynie graduated from the University of Sao Judas Tadeu (Sao Paulo, Brazil) in 1995 and moved to the United States in March, 1996. Ms. Haynie is a Permanent Resident of the US.

Other Information

In July, 2003, Union Discount Mortgage, Inc. and Steven M. Hershman, personally and as president of Union Discount Mortgage, Inc. entered into a Stipulation and Agreement with the California Department of Real Estate and each paid a fine of $2,500 arising from a $465 claim of accounting failings. On October 21, 2004, the California Department of Real Estate completed a sign-off audit of the Company and the action is closed.

REMUNERATION OF DIRECTORS AND OFFICERS

Steven M. Hershman has been the sole officer and director of Union Discount Mortgage, Inc. and the Company for the last fiscal year.

Name	Remuneration Capacity	Remuneration Received in 2004
Steven M. Hershman	President Director	(1)

(1) The remuneration received totaling $1,832,250 consisting of a combination of fully paid securities and cash was derived from the accrual of retained earnings from prior years which includes $107,247 of 2004 year-end K-1 dividend net income. Mr. Hershman will receive a base salary of $90,000 in 2005.

In November, 2004, Steven M. Hershman received 21,500,000 shares of Series A Convertible Preferred Stock for his services rendered to the Company. Each share of the Series A Preferred stock is convertible into one share of the Company's common stock at the election of the holder.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date of this offering circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering(1) Percent of Class (1) Assuming No conversion	Assuming Conversion	After Offering (2) Percent of Class Assuming No Conversion Mini	Max	Assuming Conversion Mini	Max
Steven M. Hershman President, Treasurer, Director (4)	25,500,000 (3) 21,500,000 (Series A Preferred)	96.7%	98.2%	86.8%	71.1%	92.4%	81.9%
Julia Leah Greenfield (4) Secretary, Director	30,000	*	*	*	*	*	*
Deborah Zito (4)	140,000	*	*	*	*	*	*
Daniela Haynie (4)	140,000	*	*	*	*	*	*
Andrea Dobrick (4)	140,000	*	*	*	*	*	*
Martin Genis (4)(5)	72,000	*	*	*	*	*	*

* Less than 1%.

(1) The total number of outstanding shares of common stock as of the date of this offering circular assuming no conversion of the Series A Convertible Preferred nor Series B 6.75% Convertible Preferred shares is 25,860,000 and assuming conversion of the Series A shares only the number of shares of common stock outstanding is 47,360,000.

(2) The total number of outstanding shares of common stock, assuming no conversion of the Series A Convertible Preferred, after sale of the minimum offering (3,000,000 shares) would be 29,382,000 (which includes the 522,000 shares automatically converted from Series B 6.75% Convertible Preferred into shares of common stock) and after sale of the maximum offering (9,478,000 shares) would be 35,860,000. Assuming conversion of the 21,500,000 Series A Convertible Preferred shares, the total number of outstanding shares after sale of the minimum offering (3,000,000 shares and including 522,000 shares converted from Series B 6.75%Preferred) would be 50,882,000 shares and after sale of the maximum offering (9,478,000 shares) would be 57,360,000 shares.

(3) Steven M. Hershman is the beneficial owner of the 25,000,000 shares of common stock held by the Steven M. Hershman Revocable Trust dated 6/3/04 and the holder of 500,000 shares of Series B 6.75% Convertible Preferred Stock which will automatically convert into 500,000 shares of the Company's common stock upon qualification of this Offering Circular.

(4) The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,895,600 shares of the maximum offering at the same price as that offered to the public.

(5) Martin Genis is the holder of 22,000 shares of Series B 6.75% Convertible Preferred Stock which will automatically convert into 22,000 shares of the Company's common stock upon qualification of this Offering Circular.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2005, the Company effected the exchange of 25,000,000 shares of its common stock for all the outstanding shares of Union Discount Mortgage, Inc., consisting of 100 shares held by a single shareholder, the Steven M. Hershman Revocable Trust Dated 6/3/04. By such exchange Union Discount

Mortgage became a wholly-owned subsidiary of the Company. Union Discount Mortgage, Inc. had been structured as a Subchapter S corporation for tax purposes. At the closing of the reorganization, Union Discount Mortgage, Inc. became a wholly-owned subsidiary of the Company and will operate as a "C" corporation for tax purposes. In regard to tax consequences affecting the sole shareholder of Union Discount Mortgage, Inc. certain assets were transferred from it to the Steven M. Hershman Revocable Trust dated 6/3/04. These assets consisted of shares of investment stock in non-related companies, including CancerVax Corporation, Nu Tech Digital, Inc. and 2KSounds Corporation, cash, and the right to certain Internet domain names.

SECURITIES BEING OFFERED

Common Stock

This offering consists of a minimum of 3,000,000 shares of common stock at \$.50 per share and a maximum of 9,478,000 shares of common stock at \$.50 per share and 522,000 shares of common stock underlying 522,000 shares of Series B 6.75% Convertible Preferred Stock held by two shareholders. The 522,000 shares of Series B 6.75% Convertible Preferred Stock will be automatically converted into 522,000 shares of common stock upon qualification of this Offering Statement.

The minimum investment in this Offering is 5,000 shares or \$2,500. The Company at its option may accept partial investment amounts.

The directors of the Company purchase up to 20% of the offered shares, i.e. 600,000 shares of the minimum offering and 1,895,000 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock, $.00001 par value per share. The Board of Directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 shares of the Series A Convertible Preferred stock have been issued. The Board of Directors has designated 522,000 shares of the Company's preferred stock as Series B 6.75% Convertible Preferred Stock. All 522,000 shares of the Series B 6.75% Convertible Preferred stock has been issued.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series A Convertible Preferred Stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of Series A Convertible Preferred Stock, then held by them.

Each share of Series A Convertible Preferred Stock is entitled to ten votes on all matters on which such shares are entitled to vote.

Each share of Series A Convertible Preferred Stock is convertible, at any time after the date of issuance of such share, into one share of fully paid and nonassessable common stock.

Series B 6.75% Convertible Preferred Stock

Each share of the Series B 6.75% Convertible Preferred Stock shall be entitled to interest payment at a rate of 6.75% per annum based on the principal amount paid to the Corporation for each such share of the Series B 6.75% Convertible Preferred Stock. Interest shall accrue and be paid in full at the time of the automatic conversion of the Series B 6.75% Convertible Preferred shares into shares of the Corporation's common stock.

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the common stock or any other capital stock of the Corporation in respect of which the Series B 6.75% Convertible Preferred Stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Corporation, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "Liquidation Preference"), plus an amount equal to all unpaid dividends, on such shares for each share of Series B 6.75% Convertible Preferred Stock, then held by them. If upon the occurrence of such event, the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full aforesaid preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the Holders in proportion to the respective preferential amounts for their shares of Series B 6.75% Convertible Preferred Stock.

The Series B 6.75% Convertible Preferred Stock shall be non-voting stock and no share thereof shall vote on any matters.

Each share of the Series B 6.75% Convertible Preferred Stock shall be automatically converted into one share of the Corporation's common stock at the time that the Corporation's Offering Statement filed with the Securities and Exchange Commission pursuant to Regulation A containing the shares underlying the Series B 6.75% Convertible Preferred Stock is qualified. The conversion will occur automatically on the record books of the Corporation and no additional interest will accrue and each outstanding share of the Series B 6.75% Convertible Preferred Stock will be treated as if it were one share of the Corporation's common stock with the same voting rights, privileges, and liquidation rights.

No Trading Market

There is currently no established public trading market for the Company's securities. A trading market in its securities may never develop. The Company intends to trade its securities in the Pink Sheets, which is an established electronic quotation and trading system for over-the-counter securities.

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the shares. The Company anticipates that the shares will be offered and sold by the Company or through the selling efforts of brokers or dealers not yet identified. The Company and its officers may offer the securities without commission or payment.

USE OF PROCEEDS

The Company intends to primarily use the funds from this offering to capitalize the Company for nationwide expansion. The Company anticipates that this expansion will entail obtaining the necessary licenses in the targeted states, increasing its web-based advertising and developing a program for the coming future of an Internet interactive television media channel as well as using traditional forms of advertising on a cost effective basis designed to increase market share.

If the Company raises less than the maximum offered amount, the Company will prioritize its marketing efforts by choosing fewer targeted states. The Company will determine for those states the most effective means of advertising and will, based on amount of funds received, allocate funds to that advertising. The Company, seeking to maximize its return on capital, intends to allocate funds, if appropriate, into direct equity lending opportunities that may arise during the normal course of its business in high yield mortgage notes maturing generally in three years or less. The Company also intends to allocate funds, if appropriate, as a principal investor/lender in a diversified portfolio of consumer financings with the aim of generating monthly recurring income commensurate with prudent risks.

The Company's daily on-going operations are not dependent upon the success of this offering. The Company intends to use whatever funds it does raise, as equity on its balance sheet, to build market share by expanding its product lines (through such avenues as joint ventures in auto lending, credit cards and/or consumer financing) and by obtaining certain mortgage licenses in other states either through acquisition or through direct application.

DILUTION

Although the Company has showed a profit in the past three years, purchasers of the shares may experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share represents the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding upon closing of the offering.

Assuming No Conversion of Convertible Preferred Stock

Assuming sale of the minimum offering of 3,000,000 shares at $.50 per share and no conversion of the 21,500,000 shares of Series A Convertible Preferred stock and automatic conversion of the 522,000 shares of Series B 6.75% Convertible Preferred Stock resulting in 29,382,000 shares of common stock outstanding, the net tangible book value of the Company would be $1,750,000 (includes $250,000 paid for 500,000 shares of Series B stock) or $.059 per share.

Assuming sale of the maximum offering of 9,478,000 shares at $.50 per share and no conversion of the 21,500,000 shares of the Series A Convertible Preferred stock and automatic conversion of the 522,000 shares of Series B 6.75% Convertible Preferred Stock in resulting in 35,860,000 shares of common stock outstanding, the net tangible book value of the Company would be $4,989,000 ($4,739,000 plus $250,000) or $0.139 per share.

Assuming Conversion of Convertible Preferred Stock

Assuming sale of the minimum offering of 3,000,000 shares at $.50 per share and conversion of all the 21,500,000 shares of the Series A Convertible Preferred stock and automatic conversion of the 522,000 shares of Series B 6.75% Convertible Preferred Stock resulting in 50,882,000 shares of common stock outstanding, the net tangible book value of the Company would be $1,750,000 or $.034 per share.

Assuming sale of the maximum offering of 9,478,000 shares at $.50 per share and conversion of all the 21,500,000 shares of theSeries A Convertible Preferred stock and automatic conversion of the 522,000 shares of Series B 6.75% Convertible Preferred Stock resulting in 57,360,000 shares of common stock outstanding, the net tangible book value of the Company would be $4,989,000 or $.087 per share.

Both these scenarios represent an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

The following table illustrates such effect:

Minimum Offering (without conversion of Series A Convertible Preferred shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0	
Increase per share attributable to new investors	$.50	
Net tangible book value per share after Offering		$.059
Dilution per share to new investors		$.441

Maximum Offering (without conversion of Series A Convertible Preferred shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0	
Increase per share attributable to new investors	$.50	
Net tangible book value per share after Offering		$.139
Dilution per share to new investors		$.361

The following table sets forth, on a pro forma basis, the differences between existing shareholders and new investors in the offering with respect to the number of shares of common stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing shareholders and by new investors:

Without Conversion of Preferred Shares

Minimum Offering

	Total Number Of Shares	Percentage of Outstanding Shares	Consideration Paid	Percentage of Total Consideration Paid	Average Price per Share
Existing Shareholders	25,860,000	88.0%	$ 0	0%	$ 0
Series B Preferred	522,000	1.8%	261,000	14.8%	$.50
New Investors	3,000,000	10.2%	$ 1,500,000	85.2%	$.50
Total	29,382,000	100 %	$ 1,761,000	100 %	$.059

Maximum Offering

	Total Number Of Shares	Percentage of Outstanding Shares	Consideration Paid	Percentage of Total Consideration Paid	Average Price per Share
Existing Shareholders	25,860,000	72.1%	$ 0	0%	$ 0
Series B Preferred	522,000	1.5%	261,000	5.2%	$.50
New Investors	9,478,000	26.4%	$ 4,739,000	94.8%	$.50
Total	35,860,000	100 %	$ 5,000,000	100 %	$.139

Assuming Conversion of Preferred Shares

Minimum Offering

	Total Number Of Shares	Percentage of Outstanding Shares	Consideration Paid	Percentage of Total Consideration Paid	Average Price per Share
Existing Shareholders	47,360,000	93.1%	$ 0	0%	$ 0
Series B Preferred	522,000	1.0%	261,000	14.8%	$.50
New Investors	3,000,000	5.9%	$ 1,500,000	85.2%	$.50
Total	50,882,000	100 %	$ 1,761,000	100 %	$.035

Maximum Offering

	Total Number Of Shares	Percentage of Outstanding Shares	Consideration Paid	Percentage of Total Consideration Paid	Average Price per Share
Existing Shareholders	47,360,000	82.6%	$ 0	0%	$ 0
Series B Preferred	522,000	0.9%	261,000	5.2%	$.50
New Investors	9,478,000	16.5%	$ 4,739,000	94.8%	$.50
Total	57,360,000	100 %	$ 5,000,000	100 %	$.087

RISK FACTORS

Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this offering circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

Operating Results May Be Negatively Impacted by Fluctuations in Interest Rates and Mortgage Rates. Mortgage interest rates are directly related to short, medium and long-term Treasury securities rates. Fluctuations in interest rates and increases and decreases of the rates may directly impact the mortgage market and the ability of the Company to attract "A" mortgage loans. If interest rates should rise, the number of applications for new mortgages may fall. In addition, the "A" mortgage market is primarily composed of borrowers who are interest-rate-driven and often use the mortgage loan as part of an investment strategy; that is, such mortgage borrowers often refinance current mortgages for ones with lower interest rates and terms when interest rates fall. As interest rates increase, such refinancing diminishes and the number of loan applications in that market decreases. During the past year, interest rates started to increase and the number of refinancings significantly diminished. During the same time, residential property values rose causing the supply of sale listings to also diminish. This made for a difficult buyer's market. During any future periods of rising interest rates, the Company may experience a decline in potential consumer traffic to its Web site resulting in fewer clients utilizing its services.

Risks of Real Estate Market. The success of the Company's current business is predicated upon the use of its services in connection with the purchase or refinancing of residential real estate. The mortgage origination market and real estate market are often adversely effected, usually on a short-term basis, by unusual climatic events in any single geographic area such as hurricanes, earthquakes and tornadoes. The happening of such events or recurrence of such events in a particular area may increase the rates for mortgage and homeowners insurance causing a decline in the number of home purchasers and mortgage borrowers.

The Company's Operating History Makes Expansion of Its Business Difficult to Evaluate. The Company has had profitable operations in California. There is no significant historical basis to assess how it will respond to competitive, economic or technological challenges on a long-term or nationwide basis. Its business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of expansion, particularly companies like it, that operate in new and rapidly developing online exchanges.

The Company's Business is Dependent on Developing and Maintaining a Pool of Lenders. The Company has developed a pool of lenders that it can offer its potential borrowers. If the pool of lenders were to decrease, the Company would have less product to offer potential borrowers and would be less competitive in the online brokerage business.

The Company's Success Is Dependent upon Increased Acceptance of the Internet by Consumers and Lenders. Consumer and lender acceptance of the use of online mortgage brokers has increased in the last several years and the market is rapidly developing. The adoption of online lending in general requires the acceptance of a new way of conducting business, reliance on the Internet and the Company to keep financial information confidential and well protected. The Company utilizes a proven third party secure hosting site for its data gathering functions. If consumer confidence was diminished by a breach of similar confidential information by any industry or company utilizing the Internet as its data collecting source, then consumers might tend not to use online mortgage brokers and return to traditional borrowing and lending. In addition potential new borrowers may be hesitate to use online mortgage brokers.

Lenders in the Company's Network Are Not Precluded from Offering Consumer Credit Products Outside the Company's Exchange. If a significant number of potential consumers is able to obtain loans from the Company's participating lenders without utilizing the Company's service, the Company's ability to generate revenue may be limited. Because the Company does not have exclusive relationships with its lenders whose loan products it offers, consumers could obtain offers and loans from these lenders without using the Company's services.

If the Company's Participating Lenders Do Not Provide Competitive Levels of Service to Consumers, the Company's Brand Will Be Harmed and Its Ability to Attract Consumers to Its Web site Will Be Limited. Although the Company utilizes what it believes is well established quality institutions, the Company's ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from the participating lenders. If the Company's participating lenders do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of the Company's brand may be harmed, its ability to attract consumers to its Web site may be limited and the number of consumers using its service may decline.

Regulatory Compliance. The conduct of real estate mortgage activities of the Company is subject to a variety of regulations promulgated by state, federal and local authorities. Those federal and state statutes and regulations, including the regulations on the extension of credit, may restrict the Company's operations. The Company and its subsidiaries are subject to a wide variety of regulations promulgated by, among others, the United States Department of Housing and Urban Development, Fannie Mae, Freddie Mac, and the Veterans Administration. There can be no assurance that additional government regulations will not be adopted in the future which would adversely affect the Company's ability to conduct mortgage brokerage operations or that existing regulation would not have a material adverse impact on the Company. Moreover, the modification of existing regulations could also present obstacles to the Company.

Competition. The market for the Company's services is highly competitive. The Company faces competition from a substantial number of independent companies in the origination of single-family residential mortgage loans in all the market areas in which the Company operates and anticipates to operate. Eloan.com and Lendingtree.com's Home Loan Center are two examples of major competitors in the residential "A" mortgage market. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

Unexpected Network Interruptions Caused by System Failures May Cause a Reduction in Traffic, Reduced Revenue and Harm to Reputation. Any significant or continuing failure in the satisfactory performance, reliability, security and availability of the Company's Web site, filtering systems or network infrastructure may cause significant harm to its reputation, its ability to attract and maintain visitors to its Web site, and to attract and retain participating consumers and lenders. The Company's revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests could have an adverse impact on revenue. Consumers who have a negative experience with the Company's Web site may be reluctant to return to it, to use the Company's services or to recommend the Company to other potential consumers.

Breaches of Network Security Could Subject the Company to Increased Operating Costs as Well as Litigation and Other Liabilities. The Company does not host its own Web site and all secure data is stored at Myers Internet, Inc. who specialize in providing hosting services to the industry. The Company primarily utilizes its Web site to assist potential borrowers and consumers with interactive financial tools. However, any penetration of the Company's network security or other misappropriation of its users' personal information could cause interruptions in operations and subject the Company to liability. Claims against the Company could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage the Company's reputation. The Company relies on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used to protect consumer transaction data. The Company cannot guarantee that its security measures will prevent security breaches. The Company may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

Many States Require Licenses to Offer Many of the Company's Products. Many, but not all, states require licenses to act as a mortgage broker. The Company's subsidiary, Union Discount Mortgage, is currently licensed in California, Oregon, Colorado, Idaho and New Mexico. The Company does not accept credit requests for loan products from residents of other states. In many of the states in which the Company is licensed, it is subject to examination by regulators. As a mortgage broker conducting business through the Internet, the Company may face additional levels of regulatory risk as laws governing lending transactions my be revised or updated to fully accommodate electronic commerce.

FINANCIAL STATEMENTS

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
BALANCE SHEET FOR PERIOD ENDING
DECEMBER 31, 2003

	Dec 31, '03
ASSETS	
Current Assets	
Checking/Savings	
1000 — Bank of America Checking	33
1010 — Franklin Money Market	544
Total Checking/Savings	576
Other Current Assets	
1015 — Attorney Trust Account	39,384
1100 — JP Morgan Invest LLC	3,083,200
Total Other Current Assets	3,122,584
Total Current Assets	3,123,160
Fixed Assets	
1500 — Computer & Equipment	39,198
1525 — Furniture & Equipment	15,403
1550 — Leasehold Improvements	22,869
1600 — Accumulated Depreciation	(42,891)
Total Fixed Assets	34,578
Other Assets	
1630 — Yazmajian 1st Trust Deed	306,781
1640 — Zito 2nd Trust Deed	30,656
1900 — Security Deposits	7,428
Total Other Assets	344,865
TOTAL ASSETS	3,502,603
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2010 — Bank of America Visa	3,542
2060 — US Bancorp	6,158
Total Credit Cards	9,700
Other Current Liabilities	
2103 — Accrued State Taxes Payable	18,000
2105 — Accrued Payroll & Payroll Tax	16,229
2107 — Accrued Pension Plan Payable	29,000
2250 — Credit Line Payable JPM	1,624,123
Total Other Current Liabilities	1,687,352
Total Current Liabilities	1,697,052
Total Liabilities	1,697,052
Equity	
3000 — Capital Stock	1,000
3100 — Stockholder Distributions	(727,394)
3500 — Retained Earnings	1,283,104

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
BALANCE SHEET FOR PERIOD ENDING
DECEMBER 31, 2003

	Dec 31, '03
Net Income	1,248,842
Total Equity	1,805,552
TOTAL LIABILITIES & EQUITY	**3,502,603**

Steven M. Hershman, Pres./CEO

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
STATEMENT OF CASH FLOWS
FOR PERIOD ENDING DECEMBER 31, 2003

	Accnts Receivable	Accnts Payable	Bank Accnts	Net Inflows	Proj Balance
Beginning Balance	0	0	425,249		425,249
Jan - Mar '03	0	0	125,040	125,040	550,289
Apr - Jun '03	0	0	(235,733)	(235,733)	314,556
Jul - Sep '03	0	0	(68,001)	(68,001)	246,555
Oct - Dec '03	0	0	(245,978)	(245,978)	576
Jan - Dec '03	0	0	(424,673)	(424,673)	
Ending Balance	0	0	576		576

Steven M. Hershman, Pres./CEO

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
STATEMENT OF INCOME FOR PERIOD
January 1, 2003 - December 31, 2003

	Jan - Dec '03
Ordinary Income/Expense	
Income	
4000 — Loan Fee Income	2,817,024
4003 — Client Trust Refund	0
Total Income	2,817,024
Expense	
5000 — Accounting	1,660
5005 — Advertising	123,016
5007 — Agent Commissions	638,947
5010 — Appraisals	11,240
5015 — Auto	16,805
5020 — Bank charges	383
5025 — Charity	19,360
5035 — Communications	3,885
5040 — Computer	450
5045 — Credit factuals	14,878
5050 — Depreciation	9,802
5052 — Education	336
5060 — Employee & Payroll Tax Expense	175,323
5065 — Equipment	11,884
5070 — Escrow	150
5080 — Franchise Tax	20,800
5085 — Insurance	17,465
5086 — Interest Expense/Paid	19,197
5087 — Investment Expense	19,067
5090 — Lease	26,541
5095 — Legal	37,507
5100 — Licensing	4,085
5110 — Mail & Shipping	7,781
5115 — Meals & Ent	28,345
5116 — Oil & Gas	1,668
5121 — Processing	24,973
5125 — Publications	610
5130 — Rebates	85,669
5135 — Rentals	8,220
5140 — Repair	3,867
5145 — Retirement Plan	69,000
5150 — Subscriptions	500
5155 — Supplies	60,780
5160 — Taxes	13,745
5165 — Telephone Fax	25,071
5170 — Travel	31,865
5175 — Utilities	4,014
Total Expense	1,538,890
Net Ordinary Income	1,278,133
Other Income/Expense	
Other Income	
6000 — •Div Income	88,236
6005 — •Int Income	7,618

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
STATEMENT OF INCOME FOR PERIOD
January 1, 2003 - December 31, 2003

	Jan - Dec '03
Total Other Income	95,854
Other Expense	
6020 — Realized Gain/Loss Securities	68,524
6025 — Unrealized Gain/Loss Securities	56,622
Total Other Expense	125,146
Net Other Income	(29,292)
Net Income	**1,248,842**

Steven M. Hershman, Pres./CEO

UNION DISCOUNT MORTGAGE, INC. (dba Loans4Less)
January 1, 2003 - December 31, 2003
Notes to Financial Statements:
Summary Of Significant Accounting Policies:

1. Description of Business

The Company was incorporated in California on April 20, 1993. Its primary activity involves mortgage loan brokerage.

2. Revenue Recognition

The Company recognizes its loan fees, rebates and/or other commissions earned as income when the transaction is completed and the related documents are recorded by the appropriate statutory agency.

3. Notes Receiveable and Payable, Accounts Receiveable and Payable

As of December 31, 2003 the Company had immaterial accrued assets and/or liabilities.

Note receiveable secured by real estate, interest of 7.500% per annum, maturing on March 16, 2004		$ 30,000
Note receiveable secured by real estate, interest of 7.750% per annum, maturing on September 10, 2004		$300,000
	Total	$330,000

5. Basic Qualified Retirement & Profit Sharing Plan

The Company via its subsidiary Union Discount Mortgage, Inc. maintains a Basic Qualified Retirement & Profit Sharing Plan using Charles Schwab & Co., Inc. as its custodian. The Company is not obligated to make any contributions and any contributions made are at the discretion of management pursuant to the Company's profitability. In fiscal 2003 the Company contributed a total of $69,000 to the Plan, representing 25% of gross salaries, a maximum of $40,000 per participant whichever was the lesser.

6. Use of Estimates and Adjustments necessary for a fair statement of results

The preparation of financial statements conforming with generally accepted accounting principles (GAAP), in the opinion of management represents a fair statement of its results included herein and thus requires management to make reasonable estimates, assumptions and/or adjustments that may affect the reported amounts of income and expenses, assets and liabilities and the disclosure of contingent income and expenses, assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting period(s). Actual results could differ from those estimates. Any adjustments made herein are deemed normal and recurring in nature and in the opinion of management does not materially affect the Company's financial status.

UNION DISCOUNT MORTGAGE, INC.
January 1, 2003 - December 31, 2003
Notes to Financial Statements: (Continued)
Summary Of Significant Accounting Policies: (Continued)

7. Marketable Securities

The Company invests in various securities and accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income," respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in the current period profit and loss statement. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

8. Property and Equipment

Property and Equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintainence and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line and accelerated	3 years
Computers	Straight-line and accelerated	5 years
Furniture and Equipment	Straight-line and accelerated	5 years

9. Income Taxes

Union Discount Mortgage, Inc. elected to be treated as an "S" Corporation. In lieu of paying Federal corporate income taxes, the stockholder is taxed individually on his proportionate share of the Company's taxable income. No provision for Federal income taxes has been included in these financial statements. Union Discount Mortgage, Inc. is subject to California state income tax at a rate of 1.5%.

UNION DISCOUNT MORTGAGE, INC.
Periods from January 1, 2003 - December 31, 2003
Notes to Financial Statements: (Continued)

10. J.P. Morgan Invest, LLC

On December 31, 2003 J.P. Morgan Invest, LLC held securities valued at $3,083,200 securing a credit line in the amount of $1,624,123.

11. Line of Credit

Union Discount Mortgage, Inc. has a line of credit with Bank of America, bearing an interest rate of 3.500% over the Prime Rate. As of December 31, 2003 there was no balance in this account.

12. Operating Lease Agreement

Premises are leased under a renewal lease agreement expiring February 28, 2006 at $3,714 per month. The minimum annual rental payments are as follows:

Year ending December 31.	Minimum Annual Payment
2004	$44,565
2005	$44,565
2006	$ 7,428

13. Legal Costs

Attorney's fees and other associated legal costs in the amount of $23,615 was expended procuring several other state lender/broker licenses. $7,500 including associated costs was paid in settlement to the California Department of Real Estate. (See Offering Circular for further details).

____

Union Discount Mortgage, Inc.
Steven M. Hershman
President/Treasurer/Chief Financial Officer

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
BALANCE SHEET FOR PERIOD ENDING
DECEMBER 31, 2004

	Dec 31, '04
ASSETS	
Current Assets	
Checking/Savings	
1000 — Bank of America Checking	160,916
1010 — Franklin Money Market	149
Total Checking/Savings	161,065
Other Current Assets	
1015 — Attorney Trust Account	608
1100 — JP Morgan Invest LLC	1,642,630
Total Other Current Assets	1,643,238
Total Current Assets	1,804,303
Fixed Assets	
1500 — Computer & Equipment	39,198
1525 — Furniture & Equipment	16,204
1550 — Leasehold Improvements	22,869
1600 — Accumulated Depreciation	(56,246)
Total Fixed Assets	22,025
Other Assets	
1900 — Security Deposits	7,428
Total Other Assets	7,428
TOTAL ASSETS	1,833,755
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2010 — Bank of America Visa	30
2060 — US Bancorp	474
Total Credit Cards	505
Total Current Liabilities	505
Total Liabilities	505
Equity	
3000 — Capital Stock	1,000
3500 — Retained Earnings	1,725,003
Net Income	107,248
Total Equity	1,833,250
TOTAL LIABILITIES & EQUITY	1,833,755

Steven M. Hershman, Pres./CEO

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
STATEMENT OF CASH FLOWS
FOR PERIOD ENDING DECEMBER 31, 2004

	Accnts Receivable	Accnts Payable	Bank Accnts	Net Inflows	Proj Balance
Beginning Balance	0	0	576		576
Jan - Mar '04	0	0	34,100	34,100	34,676
Apr - Jun '04	0	0	34,374	34,374	69,051
Jul - Sep '04	0	0	95,311	95,311	164,362
Oct - Dec '04	0	0	(3,297)	(3,297)	161,065
Jan - Dec '04	0	0	160,489	160,489	
Ending Balance	0	0	161,065		161,065

Steven M. Hershman, Pres./CEO

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
STATEMENT OF INCOME FOR PERIOD
January 1, 2004 - December 31, 2004

	Jan - Dec '04
Ordinary Income/Expense	
Income	
4000 — Loan Fee Income	1,308,323
4200 — UDM LOAN	0
4201 — UDM Misc.	0
4205 — Uncategorized Income	34
Total Income	1,308,358
Expense	
5000 — Accounting	27,333
5005 — Advertising	137,470
5007 — Agent Commissions	247,794
5010 — Appraisals	12,155
5015 — Auto	18,075
5020 — Bank charges	308
5025 — Charity	12,275
5035 — Communications	4,291
5040 — Computer	1,195
5045 — Credit factuals	8,368
5050 — Depreciation	13,355
5052 — Education	7
5060 — Employee & Payroll Tax Expense	476,615
5065 — Equipment	12,274
5080 — Franchise Tax	800
5085 — Insurance	18,127
5086 — Interest Expense/Paid	181
5090 — Lease	44,566
5095 — Legal	66,946
5100 — Licensing	8,575
5110 — Mail & Shipping	4,692
5115 — Meals & Ent	30,339
5116 — Oil & Gas	1,939
5121 — Processing	6,023
5125 — Publications	434
5130 — Rebates	21,401
5135 — Rentals	3,878
5155 — Supplies	16,927
5160 — Taxes	168
5165 — Telephone Fax	13,865
5170 — Travel	4,015
5175 — Utilities	4,141
5999 — Uncategorized Expenses	397
Total Expense	1,218,927
Net Ordinary Income	89,430
Other Income/Expense	
Other Income	
6000 — •Div Income	105
6005 — •Int Income	17,712
Total Other Income	17,817

UNION DISCOUNT MORTGAGE, INC. dba Loans4Less
STATEMENT OF INCOME FOR PERIOD
January 1, 2004 - December 31, 2004

	Jan - Dec '04
Net Other Income	17,817
Net Income	107,248

Steven M. Hershman, Pres./CEO

UNION DISCOUNT MORTGAGE, INC. (dba Loans4Less)
January 1, 2004- December 31, 2004
Notes to Financial Statements:
Summary Of Significant Accounting Policies:

1. Description of Business

The Company was incorporated in California on April 20, 1993. Its primary activity involves mortgage loan brokerage.

2. Revenue Recognition

The Company recognizes its loan fees, rebates and/or other commissions earned as income when the transaction is completed and the related documents are recorded by the appropriate statutory agency.

3. Notes Receiveable and Payable. Accounts Receiveable and Payable

Note receiveable secured by real estate, interest of 7.500% per annum, maturing on March 16, 2004		$ 30,000
Note receiveable secured by real estate, interest of 7.750% per annum, maturing on September 10, 2004		$300,000
	Total	$330,000

As of December 31, 2004 the Company had immaterial accrued assets and/or liabilities.

4. Basic Qualified Retirement & Profit Sharing Plan

The Company via its subsidiary Union Discount Mortgage, Inc. maintains a Basic Qualified Retirement & Profit Sharing Plan using Charles Schwab & Co., Inc. as its custodian. No contributions were made into the Plan in 2004. The Company is not obligated to make any contributions and any contributions made are at the discretion of management pursuant to the Company's profitability.

5. Use of Estimates and Adjustments necessary for a fair statement of results

The preparation of financial statements conforming with generally accepted accounting principles (GAAP), in the opinion of management represents a fair statement of its results included herein and thus requires management to make reasonable estimates, assumptions and/or adjustments that may affect the reported amounts of income and expenses, assets and liabilities and the disclosure of contingent income and expenses, assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting period(s). Actual results could differ from those estimates. Any adjustments made herein are deemed normal and recurring in nature and in the opinion of management does not materially affect the Company's financial status.

UNION DISCOUNT MORTGAGE, INC.
January 1, 2004 - December 31, 2004
Notes to Financial Statements: (Continued)
Summary Of Significant Accounting Policies: (Continued)

6. Marketable Securities

The Company invests in various securities and accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income," respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in the current period profit and loss statement. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

7. Property and Equipment

Property and Equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintainence and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line and accelerated	3 years
Computers	Straight-line and accelerated	5 years
Furniture and Equipment	Straight-line and accelerated	5 years

8. Income Taxes

Union Discount Mortgage, Inc. elected to be treated as an "S" Corporation. In lieu of paying Federal corporate income taxes, the stockholder is taxed individually on his proportionate share of the Company's taxable income. Prior to the merger with Loans4Less.com, Inc. which occurred on January 1, 2005 no provision for Federal income taxes has been included in these financial statements. Union Discount Mortgage, Inc. is subject to California state income tax at a rate of 1.5%.

9. J.P. Morgan Invest, LLC

On December 31, 2004 the Company held fully paid securities valued at $1,642,630. As of December 31, 2004 no credit line balance was owed to J.P. Morgan Invest, LLC.

UNION DISCOUNT MORTGAGE, INC.
January 1, 2004 - December 31, 2004
Notes to Financial Statements: (Continued)

10. Line of Credit

Union Discount Mortgage, Inc. has a line of credit with Bank of America, bearing an interest rate of 3.500% over the Prime Rate. As of December 31, 2004 there was no balance in this account.

11. Operating Lease Agreement

Premises are leased under a renewal lease agreement expiring February 28, 2006 at $3,714 per month. The minimum annual rental payments are as follows:

Year ending December 31.	Minimum Annual Payment
2004	$44,565
2005	$44,565
2006	$ 7,428

12. Legal Costs

Attorney's fees in the amount of $52,500 was expended in connection with this Regulation A Public Offering, including setting up the Loans4Less.com, Inc. 2004 Stock Option Plan. $10,500 including associated legal costs was expended procuring several other state lender/broker licenses. (See Offering Circular for further details).

Union Discount Mortgage, Inc.
Steven M. Hershman
President/Treasurer/Chief Financial Officer

LOANS4LESS.com, Inc.
CONSOLIDATED BALANCE SHEET
FOR PERIOD ENDING MARCH 31, 2005

	Mar 31, '05
ASSETS	
Current Assets	
Checking/Savings	
0900 — Loans4Less.com, Inc.	221,065
1000 — UDM Operating Account	24,154
1010 — Franklin Money Market	149
Total Checking/Savings	245,368
Other Current Assets	
1015 — Attorney Trust Account	608
1100 — JP Morgan Invest LLC	85
Total Other Current Assets	693
Total Current Assets	246,061
Fixed Assets	
1500 — Computer & Equipment	39,198
1525 — Furniture & Equipment	16,204
1550 — Leasehold Improvements	22,869
1600 — Accumulated Depreciation	(58,196)
Total Fixed Assets	20,074
Other Assets	
1900 — Security Deposits	7,428
Total Other Assets	7,428
TOTAL ASSETS	273,563
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2010 — Bank of America Visa	1,702
2040 — MasterCard/GE Capital	907
Total Credit Cards	2,609
Total Current Liabilities	2,609
Total Liabilities	2,609
Equity	
3050 — Series B Convertible Preferred	261,000
Net Income	9,954
Total Equity	270,954
TOTAL LIABILITIES & EQUITY	273,563

[signature]

Steven M. Hershman, Pres./CEO

LOANS4LESS.com, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR PERIOD ENDING MARCH 31, 2005

	Accnts Receivable	Accnts Payable	Bank Accnts	Net Inflows	Proj Balance
Beginning Balance			161,065		161,065
Jan - Mar '05			84,303	84,303	245,368
Jan - Mar '05			84,303	84,303	
Ending Balance			245,368		245,368

Steven M. Hershman, Pres./CEO

LOANS4LESS.COM, INC. (including Union Discount Mortgage, Inc.)
Q1 Period from JANUARY 1, 2005 - MARCH 31, 2005
Notes to Consolidated Financial Statements:
Summary Of Significant Accounting Policies:

1. Description of Business

The Company was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior its consolidation with Union Discount Mortgage, Inc. on January 1, 2005. Its primary activity involves mortgage loan brokerage.

2. Revenue Recognition

The Company recognizes its loan fees, rebates and/or other commissions earned as income when the transaction is completed and the related documents are recorded by the appropriate statutory agency.

3. Series B Convertible Preferred Stock

On March 26, 2005 the Company issued Steven M. Hershman Revocable Trust 500,000 shares of its Series B 6.750% Convertible Preferred Stock and has received a $250,000 cash consideration. On March 26, 2005 the Company exchanged $11,000 in accounts payable due Martin W. Genis by issuing to him 22,000 shares of its Series B 6.750% Convertible Preferred Stock. This Series B Convertible Preferred Stock is mandated to be converted into 522,000 shares of the Reg. A publically offered Common Stock valued at 0.500 cents per share.

3. Notes Receiveable and Payable, Accounts Receiveable and Payable

As of March 31, 2005 the Company and its wholly owned subsidiary Union Discount Mortgage, Inc. had no notes receiveable. As of March 31, 2005 the Company and its wholly owned subsidiary Union Discount Mortgage, Inc. had immaterial accrued assets and/or liabilities.

4. Basic Qualified Retirement & Profit Sharing Plan

The Company via its subsidiary Union Discount Mortgage, Inc. maintains a Basic Qualified Retirement & Profit Sharing Plan using Charles Schwab & Co., Inc. as its custodian. The Company is not obligated to make any contributions and any contributions made are at the discretion of management pursuant to the Company's profitability.

5. Use of Estimates and Adjustments necessary for a fair statement of results

The preparation of financial statements conforming with generally accepted accounting principles (GAAP), in the opinion of management represents a fair statement of its results included herein and thus requires management to make reasonable estimates, assumptions and/or adjustments that may affect the reported amounts of income and expenses, assets and liabilities and the disclosure of contingent income and expenses,

5. Continued: Use of Estimates and Adjustments necessary for a fair statement of results

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting period(s). Actual results could differ from those estimates. Any adjustments made herein are deemed normal and recurring in nature and in the opinion of management does not materially affect the Company's financial status.

6. Marketable Securities

The Company may invest in various securities and accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income," respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities, if any, are carried at fair value, with unrealized trading gains and losses included in the current period profit and loss statement. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

7. Property and Equipment

Property and Equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintainence and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line and accelerated	3 years
Computers	Straight-line and accelerated	5 years
Furniture and Equipment	Straight-line and accelerated	5 years

8. Income Taxes

Loans4Less.com, Inc. elected to be treated as a "C" Corporation for paying Federal income taxes, and based on its corporate headquarters being domiciled in California is subject to California state income tax.

LOANS4LESS.COM, INC. (including Union Discount Mortgage, Inc.)
Q1 Period from JANUARY 1, 2005 - MARCH 31, 2005
Notes to Consolidated Financial Statements: (Continued)
Summary Of Significant Accounting Policies: (Continued

9. J.P. Morgan Invest, LLC

On January 1, 2005 the Company and its wholly owned subsidiary Union Discount Mortgage, Inc. transferred pursuant to its merger agreement all assets to the Steven M. Hershman Revocable Trust. As of March 31, 2005 the Company via its wholly owned subsidiary Union Discount Mortgage, Inc. held a cash balance of $85 in this account.

10 . Line of Credit

The Company via its subsidiary Union Discount Mortgage, Inc. has an unsecured $50,000 line of credit with Bank of America, bearing an interest rate of 3.500% over the Prime Rate. As of March 31, 2005 there was a no balance in this account.

11. Operating Lease Agreement

Premises are leased under a renewal lease agreement expiring February 28, 2006 at $3,714 per month. The minimum annual rental payments are as follows:

Year ending December 31,	Minimum Annual Payment
2004	$44,565
2005	$44,565
2006	$ 7,428

Loans4Less.com, Inc.
Steven M. Hershman
President/Treasurer/Chief Financial Officer

LOANS4LESS.com, Inc. (incl. Union Discount Mortgage, Inc.)
CONSOLIDATED STATEMENT OF INCOME
January 1, 2005 - March 31, 2005

	Jan - Mar '05
Ordinary Income/Expense	
Income	
4000 — Loan Fee Income	211,706
4205 — Uncategorized Income	601
Total Income	212,307
Expense	
5000 — Accounting	1,303
5005 — Advertising	23,117
5007 — Agent Commissions	41,885
5010 — Appraisals	1,100
5015 — Auto	2,031
5020 — Bank charges	34
5035 — Communications	710
5045 — Credit factuals	822
5050 — Depreciation	1,951
5052 — Education	57
5060 — Employee & Payroll Tax Expense	82,243
5065 — Equipment	2,909
5085 — Insurance	2,581
5086 — Interest Expense/Paid	344
5090 — Lease	11,141
5095 — Legal	808
5100 — Licensing	1,216
5110 — Mail & Shipping	937
5115 — Meals & Ent	6,627
5116 — Oil & Gas	257
5121 — Processing	690
5126 — Realtors Board	150
5130 — Rebates	12,203
5140 — Repair	150
5155 — Supplies	2,997
5165 — Telephone Fax	2,802
5170 — Travel	746
5175 — Utilities	544
5999 — Uncategorized Expenses	0
Total Expense	202,354
Net Ordinary Income	9,953
Other Income/Expense	
Other Income	
6000 — •Div Income	1
Total Other Income	1
Net Other Income	1
Net Income	9,954

[signature]

Steven M. Hershman, Pres./CEO

LOANS4LESS.com, Inc.
PROFORMA CONSOLIDATED STATEMENT OF INCOME
January 1, 2005 - March 31, 2005

	Jan - Mar '05
Ordinary Income/Expense	
Income	
4000 — Loan Fee Income	211,706
4205 — Uncategorized Income	601
Total Income	212,307
Expense	
5000 — Accounting	1,303
5005 — Advertising	23,117
5007 — Agent Commissions	41,885
5010 — Appraisals	1,100
5015 — Auto	2,031
5020 — Bank charges	34
5035 — Communications	710
5045 — Credit factuals	822
5050 — Depreciation	1,951
5052 — Education	57
5060 — Employee & Payroll Tax Expense	82,243
5065 — Equipment	2,909
5075 — Escrow Closing Agent - Reg. A	7,000
5085 — Insurance	2,581
5086 — Interest Expense/Paid	344
5090 — Lease	11,141
5095 — Legal	808
5100 — Licensing	1,216
5110 — Mail & Shipping	937
5115 — Meals & Ent	6,627
5116 — Oil & Gas	257
5121 — Processing	690
5126 — Realtors Board	150
5130 — Rebates	12,203
5140 — Repair	150
5155 — Supplies	2,997
5165 — Telephone Fax	2,802
5170 — Travel	746
5175 — Utilities	544
5999 — Uncategorized Expenses	0
Total Expense	209,354
Net Ordinary Income	2,953
Other Income/Expense	
Other Income	
6000 — •Div Income	1
Total Other Income	1
Net Other Income	1
Net Income	2,954

[signature]

Steven M. Hershman, Pres./CEO

LOANS4LESS.com, Inc.
REG A - MINIMUM PROFORMA BALANCE SHEET
FOR PERIOD ENDING MARCH 31, 2005

	Mar 31, '05
ASSETS	
Current Assets	
Checking/Savings	
0900 — Loans4Less.com, Inc.	1,721,065
1000 — UDM Operating Account	24,154
1010 — Franklin Money Market	149
Total Checking/Savings	1,745,368
Other Current Assets	
1015 — Attorney Trust Account	608
1100 — JP Morgan Invest LLC	85
Total Other Current Assets	693
Total Current Assets	1,746,061
Fixed Assets	
1500 — Computer & Equipment	39,198
1525 — Furniture & Equipment	16,204
1550 — Leasehold Improvements	22,869
1600 — Accumulated Depreciation	(58,196)
Total Fixed Assets	20,074
Other Assets	
1900 — Security Deposits	7,428
Total Other Assets	7,428
TOTAL ASSETS	**1,773,563**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 — Accounts Payable	7,000
Total Accounts Payable	7,000
Credit Cards	
2010 — Bank of America Visa	1,702
2040 — MasterCard/GE Capital	907
Total Credit Cards	2,609
Total Current Liabilities	9,609
Total Liabilities	9,609
Equity	
3000 — Common Stock - Reg A Offering	1,500,000
3050 — Series B Convertible Preferred	261,000
Net Income	2,954
Total Equity	1,763,954
TOTAL LIABILITIES & EQUITY	**1,773,563**

Steven M. Hershman, Pres./CEO

LOANS4LESS.com, Inc.
REG A - MAXIMUM PROFORMA BALANCE SHEET
FOR PERIOD ENDING MARCH 31, 2005

	Mar 31, '05
ASSETS	
Current Assets	
Checking/Savings	
0900 — Loans4Less.com, Inc.	4,960,065
1000 — UDM Operating Account	24,154
1010 — Franklin Money Market	149
Total Checking/Savings	4,984,368
Other Current Assets	
1015 — Attorney Trust Account	608
1100 — JP Morgan Invest LLC	85
Total Other Current Assets	693
Total Current Assets	4,985,061
Fixed Assets	
1500 — Computer & Equipment	39,198
1525 — Furniture & Equipment	16,204
1550 — Leasehold Improvements	22,869
1600 — Accumulated Depreciation	(58,196)
Total Fixed Assets	20,074
Other Assets	
1900 — Security Deposits	7,428
Total Other Assets	7,428
TOTAL ASSETS	5,012,563
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 — Accounts Payable	7,000
Total Accounts Payable	7,000
Credit Cards	
2010 — Bank of America Visa	1,702
2040 — MasterCard/GE Capital	907
Total Credit Cards	2,609
Total Current Liabilities	9,609
Total Liabilities	9,609
Equity	
3000 — Common Stock - Reg A Offering	4,739,000
3050 — Series B Convertible Preferred	261,000
Net Income	2,954
Total Equity	5,002,954
TOTAL LIABILITIES & EQUITY	5,012,563

Steven M. Hershman, Pres./CEO

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redondo Beach, California, on April 1, 2005.

LOANS4LESS.COM, INC.

By ______________________

Title: President

By ______________________

Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Steven M. Hershman	Director	April 1, 2005
Julia Leah Greenfield	Director	April 1, 2005
Deborah Zito	Director	April 1, 2005
Martin W. Genis	Director	April 1st, 2005
Andrea Dobrick	Director	April 01, 2005
Daniela Haynie	Director	April ______, 2005

PART III

EXHIBITS

			Page
2.0		Loans4Less.com, Inc. Amended Certificate of Incorporation	
2.1		Loans4Less.com, Inc. By-Laws	
3.0		Certificate of Designation For Series A Convertible Preferred Stock	
3.1		Certificate of Designation For Series B 6.75% Convertible Preferred Stock	
4.0	*	Form of Subscription Agreement	
8.0		Agreement and Plan of Reorganization among Loans4less.com, Inc., Union Discount Mortgage, Inc. and the Shareholder of Union Discount Mortgage, Inc.	
9.0		Escrow Agreement among Loans4Less.com, Inc. and Stocktrans, Inc.	
11.0	*	Opinion of counsel as to legality of securities covered by the Offering Statement	
12		Email used by Loans4Less.com, Inc. to certain of its clients	

* To be filed by amendment

State of Delaware

Office of the Secretary of State PAGE 1

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LOANS4LESS.COM, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 1999, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Edward J. Freel, Secretary of State

3064808 8100

991271342

AUTHENTICATION: 9845489

DATE: 07-02-99

CERTIFICATE OF INCORPORATION

OF

Loans4Less.com, INC.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

FIRST: The name of the corporation (hereinafter called the "corporation") is Loans4Less.com, INC.

SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 1013 Centre Road, City of Wilmington 19805, County of New Castle; and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is one thousand. The par value of each of such shares is one dollar. All such shares are of one class and are shares of Common Stock.

FIFTH: The name and the mailing address of the incorporator are as follows:

NAME	MAILING ADDRESS
John S. Hoenigmann	Two World Trade Center Suite 8746 New York, New York 10048-8798

SIXTH: The corporation is to have perpetual existence.

SEVENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under § 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under § 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

EIGHTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies. No election of directors need be by written ballot.

2. After the original or other Bylaws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of § 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of § 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of § 242 of the General Corporation Law of the State of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

NINTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of § 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

TENTH: The corporation shall, to the fullest extent permitted by the provisions of § 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

ELEVENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

Signed on June 30, 1999.

John S. Hoenigmann, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 12/02/2004
FILED 11:00 AM 12/02/2004
SRV 040866389 - 3064808 FILE

CERTIFICATE OF AMENDMENT
TO
LOANS4LESS.COM, INC.
CERTIFICATE OF INCORPORATION

Loans4Less.com, Inc. (the "Corporation"), a corporation organized and existing under the Delaware General Corporation Law, hereby certifies as follows:

FIRST: As of November 23, 2004 the Corporation had 1,000 shares of common stock issued and outstanding.

SECOND: by unanimous consent of the Board of Directors and by unanimous written consent without a meeting of the shareholder, an amendment to the Certificate of Incorporation of the Corporation, as written below, was adopted in accordance with Section 242 of the Delaware General Corporation Law.

THIRD: Article Fourth to the Certificate of Incorporation shall be amended in its entirety to read as follows:

"FOURTH:

The total number of shares of stock which the Corporation shall have authority to issue is 275,000,000, consisting of 250,000,000 shares of common stock, $.00001 par value per share, 25,000,000 shares of preferred stock, $.00001 par value per share.

The Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of preferred stock shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on share of that series;

C. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

C:\WP80600\WORK600\CERTAMEND111504.L4L.WPD

NH

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series."

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed and attested by its duly authorized officers, on this 23rd day of November, 2004.

LOANS4LESS.COM, INC.

BY: ______________________

Steven M. Hershman
President

Attest: ______________________

Steven M. Hershman
Secretary

C:\WP80600\WORK600\CERTAMEND111504.L4I..WPD

BYLAWS

OF

Loans4Less.com INC.

(a Delaware corporation)

ARTICLE I

STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairperson or Vice-Chairperson of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

2. UNCERTIFICATED SHARES. Subject to any conditions imposed by the General Corporation Law, the Board of Directors of the corporation may provide by resolution

or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

3. <u>FRACTIONAL SHARE INTERESTS</u>. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

4. <u>STOCK TRANSFERS</u>. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

5. <u>RECORD DATE FOR STOCKHOLDERS</u>. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board

of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting

rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

7. STOCKHOLDER MEETINGS.

- TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

- CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

- NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at such stockholder's record address or at such other address which such stockholder may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States Mail. If a meeting is adjourned to another time, not more than thirty days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by such stockholder before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

- STOCKHOLDER LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairperson to be chosen by the stockholders. The Secretary of the corporation, or in such Secretary's absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairperson of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION. Every stockholder may authorize another person or persons to act for such stockholder by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by such stockholder's attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

- INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector's ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors. Except as may otherwise be required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

- QUORUM. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

- VOTING. Each share of stock shall entitle the holder thereof to one vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

8. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as any provision of the General Corporation Law may otherwise require, any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

ARTICLE II

DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of one person. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be one. The number of directors may be increased or decreased by action of the stockholders or of the directors.

3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by such director or member before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

- QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

- CHAIRPERSON OF THE MEETING. The Chairperson of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairperson of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with

or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

6. COMMITTEES. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any power or authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

7. WRITTEN ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

ARTICLE III

OFFICERS

The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairperson of the Board, a Vice-Chairperson of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chairperson or Vice-Chairperson of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor shall have been chosen and qualified.

All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to such Secretary or Assistant Secretary. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV

CORPORATE SEAL

The corporate seal shall be in such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VI

CONTROL OVER BYLAWS

Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of Loans4Less.com, INC., a Delaware corporation, as in effect on the date hereof.

Dated: 8/23/99

[signature]

Secretary of
Loans4Less.com, INC.

(SEAL)



State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 12/02/2004
FILED 11:01 AM 12/02/2004
SRV 040866390 - 3064808 FILE

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock Loans4Less.com, Inc.

ARTICLE ONE

The name of the corporation is "Loans4Less.com, Inc." (herein referred to as the "Corporation").

ARTICLE TWO

Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation and Sections 151 and 157 of the General Corporate Law of Delaware, the Board of Directors of the Corporation duly adopted the resolutions attached hereto as the Board of Directors' resolutions (the "Resolutions") designating 21,500,000 shares as the Corporation's Series A convertible preferred stock from the Corporation's twenty-five million (25,000,000) shares of authorized preferred stock, $.00001 par value per share, and fixing and determining the preferences, limitations and relative rights of such Series A convertible preferred stock.

ARTICLE THREE

The Resolutions were adopted by the Board of Directors of the Corporation on November 23rd, 2004.

ARTICLE FOUR

The attached Resolutions were duly adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed and attested by its duly authorized officer, on this 23rd day of November, 2004.

LOANS4LESS.COM, INC.

By: ________________________
Steven M. Hershman, President

C:\WP80600\WORK600\CERTDESIGNPREF112904.L4L.WPD

Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock Loans4Less.com, Inc.

ARTICLE ONE

The name of the corporation is "Loans4Less.com, Inc." (herein referred to as the "Corporation").

ARTICLE TWO

Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation and Sections 151 and 157 of the General Corporate Law of Delaware, the Board of Directors of the Corporation duly adopted the resolutions attached hereto as the Board of Directors' resolutions (the "Resolutions") designating 522,000 shares to be designated "Series B 6.75% Convertible Preferred Stock" from the Corporation's twenty-five million (25,000,000) shares of authorized preferred stock, $.00001 par value per share, and fixing and determining the preferences, limitations and relative rights of such Series B convertible preferred stock.

ARTICLE THREE

The Resolutions were adopted by the Board of Directors of the Corporation on March 26, 2005.

ARTICLE FOUR

The attached Resolutions were duly adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed and attested by its duly authorized officer, on this 5th day of April, 2005.

LOANS4LESS.COM, INC.

By: ______________________

Steven M. Hershman, President

C:\WP80600\WORK600\CERTDESIGNPREF0040505.L4L.WPD

AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") among LOANS4LESS.COM, INC., a Delaware corporation ("Loans4Less"), UNION DISCOUNT MORTGAGE, INC., a California corporation ("Union Discount"), and the person listed in Schedule A hereof (the "Shareholder"), being the owner of record of all of the issued and outstanding stock of Union Discount.

WHEREAS, Loans4Less wishes to acquire and the Shareholder wishes to transfer all of the issued and outstanding securities of Union Discount in a transaction intended to qualify as a reorganization within the meaning of §368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, Loans4Less, Union Discount, and the Shareholder adopt this plan of reorganization and agree as follows:

1. Exchange of Stock

1.1. **Number of Shares**. The Shareholder agrees to transfer to Loans4Less at the Closing (defined below) the number of shares of common stock of Union Discount shown opposite his name in Exhibit A in exchange for an aggregate of 25,000,000 shares of voting common stock of Loans4Less, $0.00001 par value.

1.2. **Exchange of Certificates**. The Shareholder shall surrender each outstanding certificate or certificates representing shares of Union Discount common stock owned by the Shareholder for cancellation to Loans4Less, and shall receive in exchange a certificate or certificates representing the number of shares of Loans4Less common stock into which the shares of Union Discount common stock represented by the certificate or certificates so surrendered shall have been converted. The transfer of Union Discount shares by the Shareholder shall be effected by the delivery to Loans4Less at the Closing of a certificate or certificates representing the transferred shares endorsed in blank or accompanied by stock powers executed in blank.

2. Exchange of Other Securities

2.1. **Securities Exchanged**. All outstanding warrants, options, stock rights and all other securities of Union Discount owned by the Shareholder shall be exchanged and adjusted, subject to the terms contained in such warrants, options, stock rights or other securities, for similar securities of Loans4Less.

2.2. **Ratio of Exchange**. The securities of Union Discount owned by the Shareholder, and the relative securities of Loans4Less for which they will be exchanged, are set out in Schedule A.

3. **Closing.**

3.1. The Closing contemplated herein shall be effective on January 1, 2005 at the offices of Cassidy & Associates, at 1504 R Street, N.W., Washington, D.C. without requiring the meeting of the parties. All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed. The date of Closing may be accelerated or extended by agreement of the parties.

3.2. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission required by this Agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission or original signature.

4. **Unexchanged Certificates.** Until surrendered, each outstanding certificate that prior to the Closing represented Union Discount common stock shall be deemed for all purposes, other than the payment of dividends or other distributions, to evidence ownership of the number of shares of Loans4Less common stock into which it was converted. No dividend or other distribution shall be paid to the holder of certificates of Union Discount common stock until presented for exchange at which time any outstanding dividends or other distributions shall be paid.

5. **Representations and Warranties of Union Discount**

Union Discount represents and warrants as follows:

5.1. **Corporate Status**. Union Discount is duly organized, validly existing, and in good standing under the laws of the State of California and is licensed or qualified as a foreign corporation in all states in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary.

5.2. **Capitalization**. The authorized capital stock of Union Discount consists of 100 shares of common stock, no par value per share, of which 100 shares are issued and outstanding, all fully paid and nonassessable.

5.3. **Subsidiaries**. Union Discount has no subsidiaries.

5.4. **Litigation**. There is no litigation or proceeding pending, or to Union Discount's knowledge, threatened against or relating to Union Discount, its properties or business.

5.5. **No Violation**. Execution of this Agreement and performance by Union Discount hereunder has been duly authorized by all requisite corporate action on the part of Union Discount, and this Agreement constitutes a valid and binding obligation of Union Discount, performance hereunder will not violate any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation to which any property of Union Discount is subject or by which Union Discount is bound.

5.6. **Title to Property**. Union Discount has good and marketable title to all properties and assets, real and personal, reflected in Union Discount's Financial Statements, except as since sold or otherwise disposed of in the ordinary course of business, and Union Discount's properties and assets are subject to no mortgage, pledge, lien, or encumbrance, except for liens shown therein, with respect to which no default exists.

5.7. **Corporate Authority**. Union Discount has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, and will deliver at the Closing a certified copy of resolutions of its board of directors authorizing execution of this Agreement by its officers and performance thereunder.

6. Representations and Warranties of the Shareholder

The Shareholder represents and warrants as follows:

6.1. **Title to Shares**. The Shareholder is the owner, free and clear of any liens and encumbrances, of the number of Union Discount shares which are listed in Schedule A and which the Shareholder has contracted to exchange.

6.2. **Litigation**. There is no litigation or proceeding pending, or to the Shareholder's knowledge threatened, against or relating shares of Union Discount held by the Shareholder.

7. Representations and Warranties of Loans4Less

Loans4Less represents and warrants as follows:

7.1. **Corporate Status**. Loans4Less is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and is licensed or qualified as a foreign corporation in all states in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary.

7.2. **Capitalization**. The authorized capital stock of Loans4Less consists of 250,000,000 shares of common stock, $.00001 par value per share, of which 28,500,000 shares are issued and outstanding or designated for issuance, fully paid and nonassessable, and 25,000,000 shares of non-designated preferred stock, of which 21,500,000 shares of Series A Convertible Preferred stock are issued and outstanding.

7.3. **Subsidiaries**. Loans4Less has no subsidiaries.

7.4. **Litigation**. There is no litigation or proceeding pending, or to the Company's knowledge threatened, against or relating to Loans4Less, its properties or business.

7.5. **No Violation**. Execution of this Agreement and performance by Loans4Less hereunder has been duly authorized by all requisite corporate action on the part of Loans4Less, and this Agreement constitutes a valid and binding obligation of Loans4Less, performance hereunder will not violate any provision of any charter, by-law, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation to which any property of Loans4Less is Subject or by which Loans4Less is bound.

7.6. **Title to Property**. Loans4Less has good and marketable title to all properties and assets, real and personal, reflected in Loans4Less's Financial Statements, except as since sold or otherwise disposed of in the ordinary course of business, and Loans4Less's properties and assets are Subject to no mortgage, pledge, lien, or encumbrance, except for liens shown therein, with respect to which no default exists.

7.7. **Corporate Authority**. Loans4Less has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, and will deliver at the Closing a certified copy of resolutions of its board of directors authorizing execution of this Agreement by its officers and performance thereunder.

7.8. **Investment Intent**. Loans4Less is acquiring the Union Discount shares to be transferred to it under this Agreement for investment and not with a view to the sale or distribution thereof, and Loans4Less has no commitment or present intention to liquidate Union Discount or to sell or otherwise dispose of its stock.

8. Financial Statements and Disclosures. Each party waives the review or presentation of financial statements and no party requests or requires any representations or warranties concerning the financial status of any other party.

9. Conduct Pending the Closing

Loans4Less, Union Discount and the Shareholder covenant that between the date of this Agreement and the Closing as to each of them:

9.1. No change will be made in the charter documents, by-laws, or other corporate documents of Loans4Less or Union Discount.

9.2. Union Discount and Loans4Less will use their best efforts to maintain and preserve its business organization, employee relationships, and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

9.3. The Shareholder will not sell, transfer, assign, hypothecate, lien, or otherwise dispose or encumber the Union Discount shares of common stock owned by the Shareholder.

10. Conditions Precedent to Obligation of Union Discount and the Shareholder

Union Discount's and the Shareholder's obligation to consummate this exchange shall be subject to fulfillment on or before the Closing of each of the following conditions, unless waived in writing by Union Discount or the Shareholder as appropriate:

10.1. **Loans4Less's Representations and Warranties**. The representations and warranties of Loans4Less set forth herein shall be true and correct at the Closing as though made at and as of that date, except as affected by transactions contemplated hereby.

10.2. **Loans4Less's Covenants**. Loans4Less shall have performed all covenants required by this Agreement to be performed by it on or before the Closing.

10.3. **Board of Director Approval**. This Agreement shall have been approved by the Board of Directors of Loans4Less.

11. Conditions Precedent to Obligation of Loans4Less

Loans4Less's obligation to consummate this merger shall be subject to fulfillment on or before the Closing of each of the following conditions, unless waived in writing by Loans4Less:

11.1. **Union Discount's and the Shareholder's Representations and Warranties**. The representations and warranties of Union Discount and the Shareholder set forth herein shall be true and correct at the Closing as though made at and as of that date, except as affected by transactions contemplated hereby.

11.2. **Union Discount's and the Shareholder's Covenants**. Union Discount and the Shareholder shall have performed all covenants required by this Agreement to be performed by them on or before the Closing.

11.3. **Board of Director Approval.** This Agreement shall have been approved by the Board of Directors of Union Discount.

11.4. **Shareholder Execution**. This Agreement shall have been executed by the Shareholder.

12. Termination. This Agreement may be terminated (1) by mutual consent in writing; (2) by either Union Discount, the Shareholder or Loans4Less if there has been a material misrepresentation or material breach of any warranty or covenant by any other party; or (3) by either Union Discount, the Shareholder or Loans4Less if the Closing shall not have taken place, unless adjourned to a later date by mutual consent in writing.

13. Survival of Representations and Warranties. The representations and warranties of Union Discount, the Shareholder and Loans4Less set out herein shall survive the Closing.

14. General Provisions.

14.1. **Further Assurances.** From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry out the intent and purposes of this agreement.

14.2. **Waiver.** Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

14.3. **Notices.** All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class certified mail, return receipt requested, or recognized commercial courier service, as follows:

If to Loans4Less, to:

210 Avenue I
Suites E and F
Redondo Beach, California 90277

If to Union Discount, to:

210 Avenue I
Suites E and F
Redondo Beach, California 90277

If to the Shareholder, to:

22409 Susana Avenue
Torrance, California 90505

14.4. **Governing Law.** This agreement shall be governed by and construed and enforced in accordance with the laws of the State of California.

14.5. **Assignment.** This agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by either party of its rights under this agreement without the written consent of the other party shall be void.

14.6. **Counterparts.** This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

14.7. **Exchange Agent and Closing Date.** The Exchange Agent shall be Cassidy & Associates, Washington, D.C. The Closing shall take place upon the fulfillment by each party of all the conditions of Closing required herein and shall be effective January 1, 2005 unless extended by mutual consent of the parties.

14.8. **Schedules.** All schedules attached hereto, if any, shall be acknowledged by each party by signature or initials thereon.

14.9. **Effective Date.** This effective date of this agreement shall be January 1, 2005.

IN WITNESS WHEREOF, the parties have executed this agreement.

LOANS4LESS.COM, INC.

By____________________________________
President

UNION DISCOUNT MORTGAGE, INC.

By____________________________________
President

THE SHAREHOLDER

____
Steven M. Hershman Revocable Trust dated 6/3/04
By: Steven M. Hershman, Trustee

Schedule A to Agreement and Plan of Reorganization among Loans4Less.com, Inc., Union Discount Mortgage, Inc. and the Holder of Common Stock of Union Discount Mortgage, Inc.

Number of Union Discount Shares To Be Transferred	Number of Loans4Less Shares To Be Received	Name of Shareholder	Address
100	25,000,000	Steven M. Hershman Revocable Trust Dated 6/3/04	22409 Susana Avenue Torrance, California 90505

LOANS4LESS.COM, INC.

By________________________________
President

UNION DISCOUNT MORTGAGE, INC.

By________________________________
President

THE SHAREHOLDER

____
Steven M. Hershman Revocable Trust dated 6/3/04
By: Steven M. Hershman, Trustee

ESCROW AGREEMENT, dated as of 1/26/05 (the "Escrow Agreement") by and among **LOANS4LESS.COM, INC.**, a Delaware corporation (the "Company"), and **STOCKTRANS, INC.**, 44 W. Lancaster Avenue, Ardmore, Pennsylvania 19003 (the "Escrow Agent").

Pursuant to a direct public offering of common shares (the "Shares") of the Company (the "Offering"), potential investors in the Company ("Subscribers") will be sending completed subscription documents ("Subscriptions") for the purchase of Shares for the Offering to the Company's Subscription Agent, and with said Subscriptions, said Subscribers will be submitting funds for the purchase of the amount of Shares they wish to purchase (the "Funds"). The Company has authorized and directed the Subscription Agent to forward said funds to the Company's Escrow Agent to hold the Funds representing the submitted Subscriptions for up to 10,000,000 Shares of Common Stock of the Company offered by the Offering (the "Escrow Funds") in accordance with the following terms and provisions:

1. (a) The Escrow Agent shall act as the escrow agent for the Company in connection with the Funds it receives pursuant to the Offering.

(b) The Escrow Agent is hereby authorized and directed to hold the Escrow Funds which are delivered to the Escrow Agent by the Company's Subscription Agent in escrow in a bank account established by the Escrow Agent for that purpose. No interest shall accrue to either the Company or the Subscribers.

2. (a) (i) As promptly as feasible upon the Escrow Agent's receipt of the Release Conditions (as defined below in "Exhibit B" attached hereto), the Escrow Agent will (i) direct the Company's Stock Transfer Agent to issue to each Subscriber whose Subscription is approved by the Company, certificate(s) representing the amount of common stock of Company that said Subscriber purchased (the "Certificates"), and (ii) release to Company the Escrow Funds minus any fees and expense reimbursements (incurred or reserved for disbursements) due to the Escrow Agent from the Company (sections (i) and (ii) directly preceding constituting the "Closing").

(ii) The term "Release Conditions" means the Escrow Agent's receipt of written confirmations (each of which may be in the form of an original signed letter or notice)from the Company to the effect that all such conditions, legal, regulatory, mechanical or clerical precedent to a Release of Certificates and Escrow Funds have been satisfied or, in the case of solely mechanical or clerical conditions, have been waived by the Company, and notifying and directing the Escrow Agent to release the Escrow Certificates and Escrow Funds in accordance with the immediately preceding paragraph. .

(iii) Anything herein to the contrary notwithstanding, the Escrow Agent (a) is entitled to assume, unless advised in writing otherwise by the Company, that the Company has determined that each Subscriber approved by Company to receive a Certificate(s) is an "Accredited Investor" (Qualified) and that each Subscriber is domiciled in a state that permits the sale of said shares to its residents by right of registration of the offering, or by exemption to its securities regulations, or because of some other legal provision or regulation of the state's securities laws, (b) is authorized to accept, at its sole discretion, any combination of original, photocopy and/or facsimile signatures (or other electronically transmitted replications thereof) of the Company concerning the Closing, (c) is entitled to assume the authority of each signatory and the authenticity of each such signature so submitted to the Escrow Agent, (d) is not required to make an independent determination as to the satisfaction of any conditions precedent to the Closing (e) is entitled to assume that all conditions to the releases have been satisfied, unless the Escrow Agent has received written notice from the Company to the contrary.

2 (b) Notwithstanding the Escrow Agent's receipt of the Release Conditions, if the Company notifies the Escrow Agent before the release of the Escrow Property that the conditions precedent to the Release and Closing have not been met, then the Escrow Agent shall retain the Escrow Funds and the Certificates until the Escrow Agent subsequently receives written notice from Company certifying that all Release Conditions have been met for a Closing, or that said conditions have not been satisfied and directing Escrow Agent to return the Funds to their respective submitting Subscribers, in which case no Certificates will be issued. Under no circumstances will any interest on the Funds or Escrow Funds accrue to either Company or Subscribers.

3. The Escrow Agent's duties hereunder may be altered, amended, modified or revoked only by a writing signed by the party to be charged therewith.

4. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by the Escrow Agent to be genuine and to


INITIAL

have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act the Escrow Agent may do or omit to do hereunder as the Escrow Agent while acting in good faith, and any act done or omitted by the Escrow Agent pursuant to the advice of the Escrow Agent's attorneys-at-law shall be conclusive evidence of such good faith.

5. The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree, the Escrow Agent shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

6. The Escrow Agent shall have the right to act in reliance upon any document, instrument, statement or signature believed by it to be genuine and to assume that any person purporting to give any notice or instructions in accordance with this Escrow Agreement or in connection with any transaction to which this Escrow Agreement relates has been duly authorized to do so. The Escrow Agent shall not be liable in any respect to Company of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver any documents or papers deposited or called for hereunder.



7. In the event that The Escrow Agent shall be uncertain as to its duties or rights hereunder or shall have received instructions, claims or demands from any party hereto which, in its reasonable opinion, conflict with any of the provisions of this Agreement or with instructions, claims or demands of any other party hereto, the Escrow Agent may consult with, and obtain the advice of, legal counsel selected by it, and The Escrow Agent shall incur no liability and shall be fully protected for any action taken, suffered or omitted by it in good faith in accordance with the advice of such counsel. The Escrow Agent may refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow hereunder until it shall be directed otherwise in writing by all of the surviving parties hereto or by a final order or judgment of an arbitration panel or court of competent jurisdiction, or by an award of an arbitrator pursuant to an arbitration. The Escrow Agent shall be entitled to employ such legal counsel and other experts as the Escrow Agent may deem necessary to advise the Escrow Agent properly in connection with the Escrow Agent's duties hereunder, may rely upon the advice of such counsel, may pay such counsel reasonable compensation therefore, and shall be reimbursed by the Company for any such expenses.

8. The Escrow Agent's responsibilities as escrow agent hereunder shall terminate if the Escrow Agent shall resign by written notice to the Company. In the event of any such resignation, the Company shall appoint a successor Escrow Agent.

INITIAL

9. If the Escrow Agent reasonably requires other or further instruments in connection with this Escrow Agreement or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

10. The Escrow Agent's fee for its services hereunder are listed on Exhibit "A" attached hereto. Neither the Escrow agency, nor the Escrow Agent's duties and responsibilities hereunder will take effect until receipt by Escrow Agent of the minimum ACCOUNT MANAGEMENT FEE from Exhibit "A", nor shall said agency and duties and responsibilities continue if any subsequent invoice is not paid within 15 days of the invoice date.

11. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the Escrow Funds held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed in the Escrow Agent's sole discretion (a) to retain in the Escrow Agent's possession without liability to anyone all or any part of said Escrow Funds until such disputes shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but the Escrow Agent shall be under no duty whatsoever to institute or defend any such proceedings or (b) to deliver the Escrow Funds and any other property and documents held by the Escrow Agent hereunder to a state or federal court having competent subject matter jurisdiction and located in the Commonwealth of Pennsylvania with the applicable procedure therefore.

12.The Company and the Subscribers agree jointly and severally to indemnify and hold harmless the Escrow Agent from any and all claims, liabilities, costs or expenses, including reasonable counsel fees for defense thereof, in any way arising from or relating to the duties or performance of the Escrow Agent hereunder other than any such claim, liability, cost or expense to the extent the same shall (a) have been tax obligations in connection with Escrow Agent's fee hereunder, or (b) have been determined by final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Escrow Agent. The Escrow Agent shall act hereunder as depository only, and it shall not be responsible or liable in any manner whatever for any determinations regarding the timing or amounts of the distributions of the Escrow Funds or the Certificates. It is agreed that the duties and obligations of the Escrow Agent are those herein specifically provided and no other. Except as otherwise specifically provided in this Agreement, the Escrow Agent shall not have any liability under, nor duty to inquire into, the terms and provisions of any agreement or instrument, other than this Agreement. The duties of the Escrow Agent are ministerial in nature, and The Escrow Agent shall not incur any liability whatsoever, and shall be fully protected by the other parties to this Agreement against any claims, charges, suits, etc., including reasonable legal expenses, arising from anything which the Escrow Agent may do or refrain from doing in connection with this Agreement other than for its own willful misconduct or gross negligence, provided, however, that Escrow Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Escrow Agent as fees and charges, but not including reimbursable expenses.

In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall have received instructions, claims or demands from any party hereto which, in its reasonable opinion, conflict with any of the provisions of this Agreement or with instructions, claims or demands of any other party hereto, the Escrow Agent may consult with, and obtain the advice of, legal counsel selected by it, and the Escrow Agent shall incur no liability and shall be fully protected for any action taken, suffered or omitted by it in good faith in accordance with the advice of such counsel. the Escrow Agent may refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow hereunder until it shall be directed otherwise in writing by all of the surviving parties hereto or by a final order or judgment of an arbitration panel or court of competent jurisdiction, or by an award of an arbitrator pursuant to an arbitration.

13. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of :

(a) the date delivered, if delivered by personal delivery as against written receipt therefore or by confirmed facsimile transmission,

INITIAL

(b) the seventh business day after deposit, postage prepaid, in the United States Postal Service by registered or certified mail, or

(c) the third business day after mailing by express courier, with delivery costs and fees prepaid, as against written receipt thereof,

in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by ten (10) days' advance written notice similarly given to each of the other parties hereto):

COMPANY: LOANS4LESS, COM.INC.

ESCROW AGENT: StockTrans, Inc.

44 W. Lancaster Avenue

Ardmore, Pennsylvania 19003

Attn: Gina Hardin

Telephone No.: 610-649-7300

Telecopier No. 610-649-7302

eMail: ghardin@stocktrans.com

14. With respect to any action to be taken by or on behalf of the Company hereunder, the Escrow Agent may rely on action taken by the person signing this Agreement on behalf of the Company or any other officer of the Company.

15. By signing this Escrow Agreement the Escrow Agent becomes a party hereto only for the purposes of this Escrow Agreement; the Escrow Agent does not otherwise become a party to the transactions contemplated by the Offering.

16. The parties hereto hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement.

17. This instrument shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns and shall be governed by the laws of the Commonwealth of Pennsylvania without giving effect to principles governing the conflicts of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the town of Ardmore, Pennsylvania, or the state courts of the Commonwealth of Pennsylvania with any dispute arising under this Agreement and hereto hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non conveniens*, to the bringing of any such proceeding in such jurisdictions.

18. **Survival**—sections 5, 6, 7, 11, 12, 14-17 of this agreement shall survive any termination of this agreement.

19. A facsimile transmission of this Escrow Agreement signed by the Escrow Agent or any of the other parties shall be legal and binding on such party.

20. The rights and obligations of any party hereto are not assignable without the written consent of the other parties hereto. This Escrow Agreement constitutes the entire agreement amongst the parties with respect to the subject matter hereof.

COMPANY: LOANS4LESS.COM, INC.

By: ______________________

Name: Steven M. Hershman

Title: President & Treasurer

ESCROW AGENT:

STOCKTRANS, INC.

By: ______________________, President

EXHIBIT A

ESCROW AGENT FEES

FOR LOANS4LESS.COM, INC.

ACCOUNT MANAGEMENT FEE:

MINIMUM: $2000.00 FOR UP TO 200 SUBSCRIPTION DOCUMENTS RECEIVED

$15.00 FOR EACH ADDITIONAL SUBSCRIPTION DOCUMENT RECEIVED



Subj: **LOANS4LESS.com, Inc. Planned Reg. A - Public Stock Offering**
Date: Tuesday, November 2, 2004 2:55:32 PM
To:

In early 2005 LOANS4LESS.com, Inc. is expected to complete its SEC Regulation A Common Stock offering allowing the Company to directly raise up to $5,000,000 @ 0.500 cents per share in order to capitalize its planned national expansion campaign.

Loans4Less.com has been profitable and successful, has no debts or long-term liabilities and the proceeds of this anticipated offering is to be used as equity on the balance sheet.

Upon completion the shares are expected to trade on the OTC "Pink Sheets" in order to provide liquidity for investors.

Please copy, paste and email back your indication of interest using the form below so we can send you the Offering Circular when it becomes available. If you wish to call me please do so.

Sincerely,
Steven M. Hershman
President & CEO
LOANS4LESS.com, Inc.
877 981 LOAN ext 103

IMPORTANT NOTICE

Loans4Less.com, Inc. is primarily a real estate lending and brokerage holding company, whose President & Chief Executive Officer is Steven M. Hershman. This message is not intended as a solicitation of money or other consideration. No money or other consideration should be sent in response to this message, and any money or other consideration, if sent, will not be accepted. No sales of any securities will be made nor any commitment to purchase such securities accepted until delivery of an offering circular that includes complete information about the company and the offering. Any indication of interest made by a prospective investor involves no obligation or commitment of any kind.

MY/OUR INDICATION OF INTEREST

Name:

Address:

Phone number:

Number of shares @ 0.500 cents: